Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 1, 2026, and each included in this Post-Effective Amendment No. 79 to the Registration Statement (Form N-1A, File No. 033-73140) of Voya Variable Products Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 25, 2026, with respect to Voya MidCap Opportunities Portfolio and Voya SmallCap Opportunities Portfolio (the “Portfolios”) (two of the portfolios constituting Voya Variable Products Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

Boston, Massachusetts

April 24, 2026